Nicole C. Brookshire	Via EDGAR

+1 212 479 6157

nbrookshire@cooley.com

August 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jan Woo, Legal Branch Chief

Priscilla Dao, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Senior Staff Accountant

Re:	Braze, Inc.

Draft Registration Statement on Form S-1

Submitted June 24, 2021

CIK: 0001676238

Ladies and Gentlemen:

On behalf of Braze, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 22, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 24, 2021. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the disclosures made in the Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Prospectus Summary, page 2

1.

You note that you have 890 customers as of January 31, 2021; however, on page 1 of the Prospectus Summary, you indicate that “[m]ore than 1,000 customers around the world trust Braze with their most valuable assets” and on page 7, you indicate that you have “over 1,000 customers.” Please clarify whether these figures refer to different types or classes of “customers” or update throughout the filing for consistency. Further, please disclose the actual number of monthly active users in May 2021 rather than stating that you have “over 3.0 billion.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 7, 67, 68, 84, 85, 91 and 100 of the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

August 10, 2021

Page Two

2.

Please disclose the methodology and assumptions underlying your calculation of your annual market opportunity internationally. We note that such disclosure is made for your calculation of your annual market opportunity domestically under “Market Opportunity” on page 92.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 92 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

3.

Please clarify whether the customers with ARR of $1.0 million or more are a subset of the customers that had ARR of $500,000 or more. Also, disclose the dollar-based net retention rate for your customers with ARR of $1.0 million or more for all periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Draft Registration Statement to clarify that the customers with annual recurring revenue (“ARR”) of $1.0 million or more are a subset of the customers with ARR of $500,000 or more.

The Company has disclosed ARR for these customer bands (i.e., customers with ARR of $1.0 million or more and/or $500,000 or more) in the context of the Amended Draft Registration Statement given that many of the Company’s peer companies disclose this type of information in the context of an initial public offering. The objective of the disclosure is to demonstrate the Company’s ability to attract larger-sized customer engagements and, by sharing the Company’s historical dollar-based net retention rate of customers with ARR of $500,000 or more, to illustrate the Company’s performance with such sizable customers. The Company does not track or monitor dollar-based net retention rate by customers generating $1.0 million or more in ARR, it does not use this information to make business decisions or assess the Company’s performance, and the Company’s sales and marketing teams are not organized around generating additional revenue or ARR from this subset of customers. Given that this is a smaller base of customers, the Company believes that disclosure of the dollar-based net retention rate for customers with ARR of $1.0 million or more could be misleading to investors and believes that the dollar-based net retention rate for all customers and for customers with ARR of $500,000 or more are the best indicators of the Company’s ability to generate recurring revenue from customers overall and from customers with larger-sized engagements with the Company.

Comparison of the Fiscal Year Ended January 31, 2020 and January 31, 2021 Revenue, page 74

4.	Please expand the discussion of the increase in revenues to separately quantify period to period changes due to price and volume. Refer to Financial Reporting Codification section 501.04 for guidance.

The Company’s pricing methodology is based in large part on a package that consists of the aggregation of all entitlements purchased by our customers including but not limited to the number of consumers that each customer reaches and the volume of messages that each customer sends. As a result, pricing and discounting patterns are unique to each customer based on their business requirements and aggregate spend. Because the Company’s pricing and volume of its products are inextricably linked, the Company is unable to quantify the period-over-period changes in revenue due to price and volume. In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 74 of the Amended Draft Registration Statement to clarify the definition of a customer and to quantify the percentage of the revenue increase coming from existing customers as well as new customers.

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United States Securities and Exchange Commission

August 10, 2021

Page Three

Operating Expenses, page 75

5.	Please expand the discussion of Sales and marketing expenses to explain in greater detail the fiscal year 2020 secondary transactions relating to certain employees.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement.

Business

Consumers Expect Real-Time, Personalized Brand Interactions Across Channels, page 86

6.

Your disclosure on pages 86 and 90 reference studies that you have conducted to measure customer engagement. Please disclose the parameters of your study and the methodology and assumptions underlying your research. Discuss the sample size and the time period over which the study was conducted. Define “lifetime value” and how you measured this value.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 90 of the Amended Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 121

7.

We note that you disclosed certain related party transactions in Note 12 of your Notes to Consolidated Financial Statements that are not included in your related party disclosure. Please advise or revise. Refer to Item 404 of Regulation S-K.

The transaction identified under “Secondary Transaction” in Note 12 to the Consolidated Financial Statements (the “Secondary Transaction”) involved a transaction required to be disclosed pursuant to Accounting Standards Codification, Topic 850. The Secondary Transaction involved the purchase by a third-party investor of shares of common stock held by the Company’s current and former employees. Because the Company was not a participant in the Secondary Transaction, such transaction does not meet the standards for disclosure under Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 123

8.

Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by the entities affiliated with MGC1 Capital and the entities affiliated with Meritech Capital Partners.

In the case of each of the entities affiliated with MGC1 Capital Inc. that holds the Company’s securities, the Company has been informed that all investment and voting decisions are made by majority vote of the three individuals on the board of directors or board of managers, as applicable, of each such affiliated entity. See the disclosure on page 132 of the Amended Draft Registration Statement. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See Southland Corp. (August 10, 1987). Based upon this analysis, no

Cooley LLP     55 Hudson Yards     New York, NY 10001-2157

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United States Securities and Exchange Commission

August 10, 2021

Page Four

individual on the board of directors or board of managers, as applicable, of each such affiliated entity of MGC1 Capital Inc. exercises investment and voting control over the securities held by such entity. As such, no natural persons are required to be named in the Amended Draft Registration Statement in connection with the shares held by entities affiliated with MGC1 Capital Inc.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Amended Draft Registration Statement to disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by the entities affiliated with Meritech Capital Partners.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

9.

We note in Risk Factor disclosure on page 25 that you may provide customers with service credit claims, warranty claims, or other claims. Please expand your accounting policy disclosure to include an accounting policy for these claims, if material.

Any service credit claims, warranty claims and other claims made by the Company’s customers are not, and historically have not been, material to the Company. In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 and F-15 of the Amended Draft Registration Statement.

Note 12. Common Stock

Warrants, page F-32

10.	Please expand the disclosure to explain the terms of the warrants in sufficient detail to support your classification of the warrants as equity instruments.

In response to the Staff’s comment, the Company has revised the disclosure on page F-32 of the Amended Draft Registration Statement.

Exhibits

11.

We note your references to a report you commissioned by Forrester Consulting. Please revise to file a consent by Forrester Consulting as an exhibit to the registration statement. See Securities Act Rule 436.

Forrester Consulting (“Forrester”) is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company submits that Forrester, a market research and consulting firm and the third-party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Forrester should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

Cooley LLP     55 Hudson Yards     New York, NY 10001-2157

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United States Securities and Exchange Commission

August 10, 2021

Page Five

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this study included in the Draft Registration Statement was not prepared for purposes of the Draft Registration Statement, but was rather prepared for business and marketing purposes and published in October 2019. We also note that the study is publicly available and can be accessed online. As a result of the foregoing, the Company submits that Forrester is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

*        *        *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP     55 Hudson Yards     New York, NY 10001-2157

t: (212) 479-6000   f: (212) 479-6275   cooley.com

United States Securities and Exchange Commission

August 10, 2021

Page Six

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	William Magnuson, Braze, Inc.

Isabelle Winkles, Braze, Inc.

Susan Wiseman, Braze, Inc.

Jodie Bourdet, Cooley LLP

Peter Byrne, Cooley LLP

Cooley LLP     55 Hudson Yards     New York, NY 10001-2157

t: (212) 479-6000   f: (212) 479-6275   cooley.com